

NITED STATES
ID EXCHANGE COMMISSION
ington, D.C. 20549

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RECEIVED
FEB 27 2002
354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-2698

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING AND ENDING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

William Blair & Company L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 West Adams Street
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Ettelson — (312) 236-1600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
MAR 21 2002
THOMSON
FINANCIAL

Arthur Andersen LLP
Name — *if individual, state last, first, middle name)*

33 West Monroe	Chicago,	Illinois	60603
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possession.

3/21/02

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John R. Ettelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of William Blair & Company, L.L.C., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
RITA PRAPUOLENIS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 11/30/04

Signature

Chief Financial Officer
Title

Rita Prapuolenis
Notary Public

This report **contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Changes in Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To William Blair & Company, L.L.C.:

We have audited the accompanying consolidated statement of financial condition of **WILLIAM BLAIR & COMPANY, L.L.C.** (a Delaware limited liability company) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of William Blair & Company, L.L.C. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Chicago, Illinois
February 15, 2002

WILLIAM BLAIR & COMPANY, L.L.C.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

As of December 31, 2001

ASSETS

CASH		$ 7,166,101
MONEY MARKET FUND		123,000,000
RECEIVABLES:		
Customers	$ 93,872,303	
Brokers, dealers and clearing organizations	20,979,886	
Securities borrowed	17,752,700	
Miscellaneous	5,020,980	137,625,869
TRADING SECURITIES:		
U.S. Government and agency	28,946,455	
Corporate debt	22,490,530	
State and municipal obligations	10,412,256	
Equity	1,431,506	63,280,747
INVESTMENTS		14,838,726
SECURED DEMAND NOTES (collateral market value, $176,571,872)		58,627,500
OFFICE FURNISHINGS, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, at cost less accumulated depreciation of $39,850,536		26,934,931
OTHER ASSETS		5,938,718
		$ 437,412,592

LIABILITIES AND PRINCIPAL CAPITAL

PAYABLES:		
Principals	$ 202,639,066	
Customers	51,425,532	
Brokers, dealers and clearing organizations	16,745,789	
Miscellaneous	23,525,701	$ 294,336,088
SECURITIES SOLD, not yet purchased		675,252
ACCRUED EXPENSES		22,401,252
Total liabilities		317,412,592
PRINCIPAL CAPITAL		120,000,000
		$ 437,412,592

The accompanying notes to consolidated financial statements are an integral part of this statement.

WILLIAM BLAIR & COMPANY, L.L.C.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2001

1. ACCOUNTING POLICIES

a. The consolidated statement of financial condition includes the accounts of William Blair & Company, L.L.C. and its wholly owned subsidiaries, William Blair International, Limited and William Blair Global Holdings (collectively, the "Company"). The Company is a full service investment banker, investment advisor, and broker/dealer in securities. The Company makes markets in NASDAQ securities and fixed income obligations. Its operations are primarily in Chicago, Illinois.

b. The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

c. In the consolidated statement of financial condition all intercompany balances and transactions have been eliminated.

d. Security transactions are recorded on settlement date, the financial statement effect of which is not significantly different from trade date.

e. Trading securities are valued at market. Investments are carried at fair value as determined by the Principals. Futures contracts are marked to the market daily.

f. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities borrowed are recorded at the amount of cash collateral advanced. The Company monitors the market value of securities borrowed on a daily basis with collateral returned as required. As of December 31, 2001, the Company has received securities with a market value of $16,833,277 related to the securities borrowed transactions.

g. Depreciation on office furnishings and equipment is provided on an accelerated basis over 5 to 7 years. Leasehold improvements are amortized on a straight-line basis over 20 years. Software developed for internal use is capitalized along with purchased software and is amortized on a straight-line basis over 3 years.

h. No accrual for income taxes has been made since the income of the Company is not taxable to the Company but is includable in the income tax returns of the Principals.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rules of the Securities and Exchange Commission and the New York Stock Exchange, Inc. The Company elects to compute its net capital requirement under the alternative net capital method, which provides that the minimum net capital must be equal to the greater of $1,000,000 or 2% of aggregate debit items, as defined, plus the required minimum net capital of consolidated subsidiaries. At December 31, 2001, the Company had net capital of $70,492,438, which was 68% of aggregate debit items and $66,871,870 in excess of required net capital.

3. FINANCING TRANSACTIONS AND ASSETS PLEDGED

The letter of credit referred to in Note 5 below is collateralized by non-customer and firm owned securities having a market value of $19,045,807. At December 31, 2001, $12,072,287 was pledged as collateral to secure deposit requirements at various clearing corporations and is included in receivables from brokers, dealers and clearing organizations. As of December 31, 2001, the Company has the right to sell or re-pledge securities it received under its borrow transactions. All of such securities have generally been used to deliver on customer and firm short sales.

4. SECURITIES SOLD, NOT YET PURCHASED

Securities sold, not yet purchased consist primarily of equity securities and are valued at market. Market fluctuations may result in the purchase of securities at a price that exceeds the value recorded in the consolidated statement of financial condition.

5. COMMITMENTS AND CONTINGENT LIABILITIES

The Company enters into exchange traded futures contracts to hedge the interest rate risk in proprietary fixed income trading positions. There were no open futures contracts at December 31, 2001.

The contract amounts of open contractual commitments, detailed below, reflect the Company's extent of involvement in a delayed delivery or receipt of securities and do not represent the risk of loss due to counterparty nonperformance. Settlement of these transactions is not expected to have a material effect upon the Company's consolidated financial position.

Commitments to purchase	$ 34,294,208
Commitments to sell	74,661,319

The Company is a defendant in lawsuits incidental to its securities and underwriting business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various matters will not result in any material adverse effect on the consolidated financial position of the Company. A liability related to these matters has been accrued at December 31, 2001.

The Company's lease agreements covering office space and certain office equipment require annual lease payments through the year 2011. The following table sets forth the minimum annual lease payments required of the Company:

Year	Lease Payments
2002	$ 10,276,350
2003	10,544,703
2004	10,519,715
2005	9,205,305
2006	8,124,422
2007 to 2011	35,967,671
Total	$ 84,638,166

The Company was contingently liable as of December 31, 2001, in the amount of $11,000,000 under letter of credit agreements used in lieu of margin or escrow deposits with the Options Clearing Corporation. The Company was also contingently liable in the amount of $400,000 for a letter of credit issued on behalf of William Blair Global Holdings.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company's normal business activity involving the execution, settlement and financing of securities and commodities transactions may expose the Company to off-balance-sheet credit risk in the event its customers and brokers are unable to fulfill contractual obligations.

The Company's customer securities activities, including transactions involving the sale of securities not yet purchased ("short sales"), are transacted on a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal guidelines, collateralized by cash and securities in the customer's account. Settlement of these transactions is not expected to have a material effect upon the Company's consolidated financial position.

Contractual commitments and futures contracts provide for the delayed delivery of securities with the seller agreeing to make delivery at a specified future date, at a specified price or yield. Risk arises from the potential inability of counterparties to perform under the terms of the contracts and from changes in market value.

For all of the above activities, the Company minimizes credit risk by (a) monitoring credit exposure and limits by individual counterparty and in the aggregate and (b) monitoring collateral value on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

7. RELATED-PARTY TRANSACTIONS

The Company provides management advisory and administrative services to the William Blair Mutual Funds, Inc. and various affiliated partnerships.

8. CONSOLIDATED SUBSIDIARIES

The assets of approximately $4.7 million and the capital of approximately $4.3 million of William Blair International, Limited is included as capital in a consolidated computation of the Company's net capital, because the assets of the subsidiary are readily available for the protection of the Company's customers, broker/dealers, and other creditors, as permitted by Rule 15c3-1. Minimum net capital required for William Blair International, Limited is approximately $1.5 million. The capital of approximately $4.0 million of William Blair Global Holdings is not included in the computation.


ANDERSEN

William Blair & Company, L.L.C.

Consolidated Statement of Financial Condition
As of December 31, 2001
Together With Auditors' Report